February 6, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sara D. Kalin

Re:	CNH Capital Receivables LLC
Registration Statement on Form S-3
Filed December 23, 2005
File No. 333-130656

Ladies and Gentlemen:

On behalf of CNH Capital Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated January 23, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to Roberto Miotto, the Depositor’s Senior Vice President, General Counsel and Secretary, we submit herewith amendment no. 1 to the above-referenced registration statement on Form S-3, marked to show changes from the registration statement as originally filed on December 23, 2005.  The amendment reflects changes made in response to the Comment Letter.

The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses.  The numbers correspond to the numbered paragraphs in the Comment Letter.  Page references in the Depositor’s responses are references to the page numbers in the typeset version of the amendment, which is being provided to Melinda Kramer, of the Staff, via electronic mail.  Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the issuer under Regulation AB.

General

1.                                       Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4 of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:  We confirm that the Depositor and the issuing entities established, directly or indirectly, by the Depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to any asset-backed securities involving asset classes similar to those represented by the receivables described in the amendment.  No affiliates of the Depositor have offered asset-backed securities involving these asset classes.  The only affiliate of the depositor that has offered asset-backed securities involving the same asset class in transactions that gave rise to Exchange Act reporting requirements is CNH Receivables, Inc. (CIK 931152), which has not made such an offering since 2000. One or more affiliates of the

Depositor has offered asset-backed securities involving the same asset class in transactions in other countries, but those transactions were exempt from the registration requirements of the Securities Act and did not give rise to Exchange Act reporting requirements. While the Depositor has voluntarily narrowed the scope of the asset class covered by this registration statement, the response above would not have changed if the asset class had remained the same as in the initial filing.

2.                                       Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.  Refer to Item 1100(f) of Regulation AB.

Response:  We confirm that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus.

3.                                       We note that your disclosure on page 53 lists several specific types of credit enhancement you may use and then indicates that you may also use “other agreements with respect to third party payments or other support.”  Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise as appropriate.

Response:  We have revised the disclosure on pages 56 through 58 of the base prospectus in response to the Staff’s comment.  We confirm that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown.

4.                                       If available, please provide us with copies of any updated servicing agreements, marked to show changes from the prior servicing agreements, including any changes you made to comply with Regulation AB.  Please also ensure that your filing is updated to reflect the terms of the new agreements, if applicable.

Response:  We direct your attention to Exhibit 99(a) to the amendment, which contains the updated form of sale and servicing agreement, marked to show changes from the Sale and Servicing Agreement used in the most recent takedown from the Depositor’s existing registration statement, including the changes made to comply with Regulation AB.  We confirm that the amendment reflects the terms of the updated Sale and Servicing Agreement.  Please see “Servicer—Evidence as to Compliance”, beginning on page 27 of the base prospectus.

5.                                       Please provide a separately captioned section here or in the base prospectus that describes the affiliations among the parties involved in the transaction with a clear description, or chart, of the nature of the affiliations.  Refer to Item 1119 of Regulation AB for guidance.

Response:  We direct your attention to page 34 of the prospectus, which contains a new separately captioned section that summarizes the affiliations among the parties involved in the transactions described in the amendment with a clear description of the nature of the affiliations and to page 35 of the prospectus, which now contains a chart of the affiliations of the parties involved in the transactions.  As indicated in the new disclosure, the transactions among the CNH transaction parties that are material to investors are the securitization transactions that are the subject matter of this registration statement. We have also added place holders to the prospectus supplement on pages S-18 and S-23 for any additional required disclosure. Based on past experience, we do not anticipate any matters requiring additional disclosure, except that swap counterparties may be affiliated with underwriters or other transaction parties, as contemplated on S-23.

6.                                       While we note your disclosure on page S-3 regarding the pre-funding period, it does not appear that you have provided a more detailed description in either the body of the prospectus supplement or the base prospectus.  Please revise to provide separate sections in both documents describing the terms of any pre-funding features you intend to use.  Additionally, please confirm that the amount of proceeds to be used for any pre-funding account will not be greater than 50% of the offering proceeds.

Response:  We have revised to provide separate sections in both documents describing the terms of pre-funding features that we intend to use. Please see page S-46 in the prospectus supplement and page 17 in the base prospectus, the latter of which includes the 50% limitation on the amount of proceeds to be used for any pre-funding account.

7.                                       Please expand the disclosure in either the prospectus supplement or the base prospectus to provide more specific information regarding the past experience of the sponsor, servicer and trustee.  For example, it does not appear that you have provided information regarding the size, composition and growth of the portfolios of the sponsor or servicer, as called for by Items 1104(c) and 1108(b)(2) of Regulation AB.  Additionally, while we note your statement that the trustee has served as trustee “for numerous securitization transactions and programs involving pools of loans and lease receivables similar to the receivables,” you should expand your disclosure to provide more specific information regarding such experience.

Response:  We have revised the disclosure on pages 8 and 21 of the base prospectus to expand the disclosure of the past experience of the sponsor and servicer.  We have also added cross-references to the historical delinquency and loss disclosure in the prospectus supplement, which we believe adequately discloses the size, composition and growth of the portfolios of the sponsor and servicer.  Finally, we have expanded the disclosure on pages S-21 and S-23 of the prospectus supplement to provide more specific information regarding the experience of the trustee and the indenture trustee.

8.                                       We note from page S-25 that some of the receivables included in the asset pool may be delinquent.  Please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5(a)(ii) of Form S-3.

Response:  We confirm that delinquent assets will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the initial cutoff date.  We have revised the disclosure on page 36 of the base prospectus to reflect this limitation.

Calculation of Registration Fee

9.                                       Revise your fee table to disclose to what footnotes (2) and (3) refer.

Response:  We have revised the fee table to delete these extraneous footnotes.

Prospectus supplement

Cover Page

10.                                 Please revise the second sentence in the box on the left side of the cover page to indicate that the notes represent obligations of the “issuing entity” as opposed to the trust.  See Item 1102(d) of Regulation AB.

Response:  We have revised the second sentence in the box on the left side of the cover page in response to the Staff’s comment.

11.                                 Please expand your cover page to identify the asset type being securitized.  See Item 1102(c) of Regulation AB.

Response:  We have revised the cover page of the prospectus supplement to identify the asset type being securitized.

Important Notice about Information Presented in this Prospectus Supplement, .  .  . page ii

12.                                 We note your disclosure on page ii indicating that investors should rely on the information in the prospectus supplement if the description of the terms of the securities vary between the prospectus supplement and base prospectus.  Please note that disclosure in prospectus supplements may enhance disclosure in the base prospectus but should not contradict it.  See Section III.A.3(b) of SEC Release No. 33-8518 and revise accordingly.

Response:  We have deleted the referenced sentence on page ii of the prospectus supplement and the parallel sentence on page ii of the base prospectus.

Where You Can Find More Information, page ii

13.                                 Revise your disclosure to accurately reflect the Commission’s new address at 100 F Street, NE, Washington, DC 20549.

Response:  We were unable to locate a reference to the Commission’s address on page ii of the registration statement; however we have corrected the Commission’s address on page 83 of the base prospectus.

Summary

14.                                 We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes.  Refer to Item 1103(a)(3)(vi) of Regulation AB.

Response:  We have added a graphic illustration of the flow of funds and payment priorities and allocations on page S-19 of the prospectus supplement, which generally illustrates the subordination features and includes a cross-reference to the description of subordination features in “Description of the Transaction Agreements—Distributions” in the prospectus supplement.

The Receivables Pool, page S-20

15.                                 Please revise this section to provide all of the information required by Item 1111(b) of Regulation AB.  For example, while we note that you have provided information regarding the number of different types of pool assets, the asset size as of the cut-off date and the interest rates on the underlying receivables, it does not appear that you have provided information regarding LTV ratios or standardized credit scores.  Please revise to provide all of the information required by Item 1111(b) of Regulation AB or advise.

Response:  We have revised the table on page S-27 and have added a new table on page S-28 of the prospectus supplement in response to the Staff’s comment.  We believe that the advance rate and the LTV ratio are substantially equivalent measures. We are unable to provide information regarding standardized credit scores, as the sponsor does not use or record FICO or other standardized credit scores as part of its receivables underwriting and origination process.  We note that the large majority of assets to be securitized in offerings under this registration statement relate to equipment used for agricultural or construction business purposes, and we do not believe that FICO or other standardized credit scores are as commonly used in this type of setting as they are in finance businesses that are oriented predominantly towards consumers. Because the sponsor does not use standardized credit scores in its underwriting and origination process, we believe that such scores are less material to investors in securities backed by these assets, and we believe that it would impose an unreasonable burden and expense on the sponsor to generate or obtain these scores when it has not found them necessary or useful in the prudent operation of its underlying business.

16.                                 Please revise to clarify what types of assets will be included in the asset pool.  For example, we note that your summary section indicates that the asset pool may include retail installment contracts, equipment leases or consumer installment sales contracts.  However, item one at the bottom of page S-21 as well as the “Receivables Type” disclosure on page S-23 indicates that only retail installment contracts will be included.  Conversely, it appears that you have provided bracketed language on page S-29 regarding the disclosure you will provide if leases are included in the asset pool.  Please revise throughout the prospectus supplement to provide consistent disclosure regarding the assets that will be included in the pool.  For example, if leases may be included, you should provide bracketed language regarding leases throughout the filing instead of indicating in some sections that only retail installment contracts will be included.

Response:  We have revised disclosure throughout the prospectus supplement to reflect all of the asset types that may be included in a pool.

17.                                 As a follow-up to the comment above, if you intend to include leases as part of the asset pool, please revise to disclose how you will comply with General Instruction I.B.5(a)(iii) of Form S-3.

Response:  We confirm that the portion of the securitized pool balance attributable to the residual value of the physical property underlying the leases in the asset pool, as determined in accordance with the transaction agreements for the securities, will not constitute 20% or more, as measured by dollar volume, of the securitized pool balance as of the initial cutoff date.  We have revised the disclosure on page 36 of the base prospectus to reflect this limitation.

Servicing Matters, page S-43

18.                                 Please revise this section or the corresponding section in the base prospectus, as appropriate, to provide all of the information required by Item 1108 of Regulation AB.  For example, while we note that you have provided information regarding collection procedures and backup servicers, it is not clear whether the servicer would be required to make advances or may waive or modify terms of the underlying loan documents.  Revise to provide all required information or advise.

Response:  We draw your attention to the disclosure under the heading “Servicer—Servicing Procedures” on page 22 of the base prospectus, which we believe adequately discloses the servicer’s right to modify the terms of receivables, as required by Item 1108 of Regulation AB.  We have added explicit disclosure of the absence of servicer advances under that heading on page 22 of the base prospectus.

Ratings of the Notes, page S-59

19.                                 We note your disclosure regarding the ratings of the securities.  Also include a discussion of any continued monitoring of the ratings.  Refer to Item 1120 of Regulation AB for guidance.

Response:  We have revised the disclosure on page S-63 of the prospectus supplement to discuss monitoring of the ratings.

Base Prospectus

Use of Proceeds, page 37

20.                                 We note your reference to “net proceeds.”  Please disclose the amount of expenses payable from the offering proceeds.  Additionally, separately identify the type and amount of expenses paid to each transaction party or affiliate.  Refer to Item 1107(j) of Regulation AB.

Response:  We have revised page 40 of the base prospectus to clarify that the use of proceeds sections applies to the proceeds remaining after paying expenses of the offering, which will be identified in the “Underwriting” section of the applicable prospectus supplement. None of the proceeds of any offering will be applied to pay expenses incurred in connection with selection and acquisition of the pool assets. Consequently, we do not believe that any disclosure is required under Item 1107(j) of Regulation AB.

Credit and Cash Flow Enhancement, page 53

21.                                 Revise your disclosure to briefly describe all credit enhancement features listed in this section.  Refer to Item 1114 of Regulation AB for guidance.

Response:  We have revised the disclosure on pages 56 through 58 of the base prospectus to briefly describe all of the remaining credit enhancement features.

Indexed Securities, page 44

22.                                 It appears that you contemplate linking payments on the securities to changes in the price of an index of securities or commodities.  Please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB.  Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518.  Please delete the referenced sources or provide an analysis to explain how such referenced sources would meet the definition of an asset backed security under Regulation AB.

Response:  We have deleted the disclosure regarding indexed securities on page 44 of the base prospectus.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 701-7121.

Sincerely,

/s/ ROBERT F. HUGI
Robert F. Hugi

cc:	Roberto Miotto, CNH Capital Receivables LLC